United States securities and exchange commission logo





                             October 20, 2020

       Alex B. Rozek
       Co-Chief Executive Officer and President
       Yellowstone Acquisition Company
       1411 Harney Street, Suite 200
       Omaha, NE 68102

                                                        Re: Yellowstone
Acquisition Company
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed October 20,
2020
                                                            File No. 333-249035

       Dear Mr. Rozek:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-1

       General

   1. We note you disclose that the sponsor may transfer a portion of the founder shares to a lead investor in this
offering or to other permitted transferees who provide future financing for use in
consummating a business combination. Please revise your disclosure to discuss whether you
have had any discussions with a potential lead investor or other permitted transferee
regarding such potential transfers and to clarify whether any such transferee will be
deemed an initial stockholder and agree to vote its founder shares in favor of an initial
business combination. If there have been any such discussions or agreements, please
revise the prospectus to identify such individual(s) or group(s) and to provide the
particulars, including the number of shares being considered for transfer.
 Alex B. Rozek
FirstName LastNameAlex    B. Rozek
Yellowstone  Acquisition Company
Comapany
October 20,NameYellowstone
            2020             Acquisition Company
October
Page 2 20, 2020 Page 2
FirstName LastName
2. Please also discuss whether such transferee will be subject to the provisions set forth in the third bullet point under "Founder shares" on page 14 and in
Exhibit 10.1, including
         with regard to waiver of redemption rights in connection with completion of your initial business combination and rights to liquidating distributions from the trust account if you fail to complete your initial business combination. In addition, please clarify whether any shares held by such transferees will be subject to the anti-dilution provisions and the impact thereof.
        You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Gus Rodriguez,
Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202)
551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Energy
& Transportation
cc:      Zachary R. Fountas